600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

July 22, 2011

Via EDGAR

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	LRR Energy, L.P. Amendment No. 1 to Registration Statement on Form S-1 Filed June 13, 2011 File No. 333-174017

Dear Mr. Schwall:

LRR Energy, L.P., a Delaware limited partnership (“LRR Energy,” “we,” “us,” or “our”), received comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 6, 2011, with respect to LRR Energy’s Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 filed with the Commission on June 13, 2011, File No. 333-174017 (the “Registration Statement”).  LRR Energy filed a response letter dated July 14, 2011 to the Staff’s letter dated July 6, 2011 though EDGAR.   The purpose of this letter is to submit a supplemental response to the Staff’s prior comment 10.

We understand that PricewaterhouseCoopers LLP, the independent registered public accounting of LRR Energy, had a consultation with Leslie A. Overton, Associate Chief Accountant, on July 20, 2011.  As a result, we wish to submit a supplemental response to the response to comment 10 provided in our letter to the Staff dated July 14, 2011.  The response below has been prepared and is being provided by LRR Energy, which has authorized Andrews Kurth LLP to respond to the Staff’s comment on its behalf.

For the Staff’s convenience, the response below is prefaced by the exact text of comment 10 in bold, italicized text.

Austin            Beijing            Dallas            Houston            London            New York            The Woodlands            Washington, DC

Financial Statements, page F-1

General

10.          We have read your response to prior comment 34 and understand that you will include predecessor financial statements as part of your subsequent periodic reporting. However, you did not address the first sentence of our prior comment in which we asked you to explain how you intend to present the retained and contributed portions of your predecessor operations. We expect you would need to report any assets and activity associated with the retained operations, i.e. those not contributed, as discontinued operations subsequent to completing your initial public offering, applying the guidance in FASB ASC 360-10-45-15 by analogy.

Response:

We acknowledge the Staff’s comment relative to our presentation of our retained and contributed portions of our predecessor operations in future periodic filings. We do not believe that reporting assets and activity associated with the retained operations (i.e. those not contributed) as discontinued operations would be appropriate for the reasons set forth below.  We also believe the reasons discussed below reflect the telephonic discussion PricewaterhouseCoopers LLP (our independent auditors) had on July 20, 2011 with Leslie Overton, Associate Chief Accountant, Division of Corporate Finance.

(1)           ASC 360-10-45-15

As suggested by the Staff’s comment, we considered FASB ASC 360-10-45-15 as it relates to the presentation of long-lived assets to be disposed of other than by sale which directs the accountant to ASC 205-20-45-1 through 45-5.  ASC 205-20-45-1 provides two criteria that must be met for an entity to qualify for discontinued operations reporting, including the requirements that the operations and cash flows of the component will be eliminated from the ongoing operations and the entity will not have any significant continuing involvement in the operations of the component.  Upon closing of the IPO, Lime Rock Management will control the general partner of LRR Energy and the subsidiaries of Lime Rock Resources, which will own a substantial majority of the outstanding common units and all of the subordinated units of LRR Energy.  Subsequent to the IPO, LRR Energy will be managed and controlled by the same entity that currently manages and controls Lime Rock Resources.  After reviewing these facts against the criteria in ASC 205-20-45-1, we concluded that because there will be significant continuing involvement in the operations of the retained properties (i.e. same control group), the retained operations should not be presented as discontinued in future period reporting.  We are aware of the guidance regarding discontinued operations in spin-off transactions; however, in such transactions, the control group element is not present as it is for LRR Energy.  Because this is not a spin-off transaction as discussed in ASC 360-10-45-15, presenting discontinued operations of the retained properties would not be appropriate in our circumstances.

(2)           Future Transactions

As noted on page 131 of Amendment No. 2 to our registration statement filed with the Commission on July 14, 2011, we believe our relationships with Lime Rock Management, Lime Rock Resources and Lime Rock Partners will increase our opportunities to acquire additional oil and natural gas properties from Lime Rock Resources and from Lime Rock Partners’ portfolio companies in the future.  Subsequent to the IPO, if the assets and activity of the retained properties were reported in the predecessor period as discontinued operations, upon the possible contribution of certain of the properties retained by Fund A to LRR Energy, the assets and activity previously reported as discontinued operations would then be reported as continuing operations.  As these future contributions would be considered transfers of businesses between entities under common control, upon contribution, the financial statements of LRR Energy would need to be re-casted and in essence would result in reversal of the discontinued operations presentation related to such properties.

(3)           Pre-Clearance Letter

In our letter to the Staff dated March 25, 2011, we proposed that the predecessor financial statements would be included in the financial statements of the Registration Statement based primarily on the fact that the oil and natural gas interests to be contributed to LRR Energy by Lime Rock Resources A, L.P. (Fund A), Lime Rock Resources B, L.P. (Fund B) and Lime Rock Resources C, L.P. (Fund C) constitute a significant majority of our total assets, reserves and production and, collectively, they should be considered the predecessor of LRR Energy. The Staff raised no objections to our approach in its response on April 6, 2011. If we had believed that the predecessor and successor historical financial statements would need to be comparable and discontinued operation treatment of retained properties was required under GAAP, we would have proposed to the Staff to present the predecessor financial statements on a carve-out basis.  The carve-out financial statements would have only included those properties being contributed to LRR Energy and the information in the Registration Statement would have been comparable.

Therefore, we do not believe the retained properties should be presented as discontinued operations in future periodic filings of LRR Energy, subsequent to the IPO.

(4)           Subsequent Filings

In order to address the Staff’s concern regarding comparability, we propose to provide production volumes, revenues, lease operating expenses and production and ad valorem taxes related to the retained properties for the predecessor periods presented to allow the reader to understand the effects of the retained properties in those predecessor periods.

Please direct any questions you have with respect to the foregoing to the undersigned at 713-220-3843.

Very truly yours,

/s/ Jon W. Daly

Jon W. Daly

cc:

Sirimal R. Mukerjee, Securities and Exchange Commission
Eric D. Mullins, LRE GP, LLC
Charles W. Adcock, LRE GP, LLC
Morrow B. Evans, LRE GP, LLC
Jaime R. Casas, LRE GP, LLC
G. Michael O’Leary, Andrews Kurth LLP
Gislar Donnenberg, Andrews Kurth LLP
William N. Finnegan IV, Latham & Watkins LLP